FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 23, 2003

PARAMOUNT ENERGY TRUST

(Translation of registrant's name into English)

SUITE 500, 630 - 4 AVENUE SW, CALGARY, AB  T2P 0J9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXHIBITS

The following documentation is being submitted herewith:

a)

Press Release dated July 23, 2003

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PARAMOUNT ENERGY TRUST

By its Administrator PARAMOUNT

ENERGY OPERATING CORP.

(Registrant)

By:/s/ Susan L. Riddell Rose

 (Signature)

Susan L. Riddell Rose

President & COO

Date:  July 23, 2003

                                                        PRESS RELEASE

PARAMOUNT ENERGY TRUST PROVIDES UPDATE ON EUB BITUMEN POLICY RELEASED IN GB 2003-28

July 23, 2003. Paramount Energy Trust ("PET" or the "Trust") (TSX - PMT.UN) advises that the Alberta Energy and Utilities Board ("EUB") issued GB 2003-28 on July 22, 2003.  The EUB continues to consider that gas production in pressure communication with associated potentially recoverable bitumen places future bitumen recovery at an unacceptable risk.

GB 2003-28 identified 938 gas wells which are of concern to the EUB.  The EUB is proposing to shut-in these gas wells effective September 1, 2003.  Temporary exemptions to the shut-in order will be provided for wells where operators have evidence that natural gas production does not affect the potential extraction of bitumen.  A provision exists whereby objections to a filed exemption can be initiated by an oil sands leaseholder, EUB staff or other parties which will trigger an expedited review.  Upon finalization of a regional geological study, anticipated to be completed through a collaborative process with industry by December 31, 2003, the EUB will notify parties of its intention to vary the gas production status of specific wells.  The EUB intends to decide the status of all gas production within the area of concern by April 1, 2004.  If any affected party objects to the proposed gas well status the EUB will convene a hearing regarding the matter.

GB 2003-28 identified 221 producing PET-interest natural gas wells in the affected area, representing approximately 44 MMcf/d of production.  The Trust interprets that approximately 6 to 12 MMcf/d of its current 90 MMcf/d (less than 15 percent) of total gas production is at risk of shut-in on September 1, 2003.

The EUB will exempt wells from shut-in which have been approved for production under ID 99-1 since July 1, 1998.  PET has 31 wells, representing approximately 10 MMcf/d of production, which fall into this category and will not be shut-in.

The EUB, at the request of the gas well operator, will further exempt from shut-in grandfathered gas (in zones completed prior to July 1, 1998) which is not associated with potential commercially recoverable bitumen.  North of Township 85 within the area of concern and overlapping Pool Orders, PET has 18 grandfathered wells producing approximately 9 MMcf/d as well as an additional 9 MMcf/d from 20 wells previously approved under ID 99-1 which will be exempt from shut-in.  Of the remaining 172 PET-interest grandfathered wells within the area of concern south of Township 85, the Trust interprets that nine wells produce exclusively from zones which are considered to be associated with potentially recoverable bitumen and will be subject to the shut-in order.  Of the remaining 163 wells,  PET believes that many grandfathered zones are also not associated with potentially recoverable bitumen and these will continue to be assessed in detail using the EUB's ID 99-1 criteria.  A preliminary estimate of the amount of PET gas production which may not meet the criteria for temporary exemptive relief is 6 to 12 MMcf/d, located mainly in the Corner, Leismer and Winefred areas.  Some additional temporary shut-in of non associated gas may be necessary because access to segregate producing zones cannot be gained until winter.

The EUB will immediately resume processing all pending or new gas production applications under ID 99-1.  Under the amended ID 99-1 criteria PET anticipates an additional 3 to 4 MMcf/d of production will be approved in the near future.

In summary, of the initial 44 MMcf/d potentially impacted by the proposed policy in GB 2003-16, it is anticipated that 32 to 38 MMcf/d (up to 85 percent) will remain on production.  The potential shut-in  of 6 to 12 MMcf/d of gas production on September 1, 2003 will be partially offset with the anticipated approval of an additional 3 to 4 MMcf/d from this past winter's drilling program.

PET considers the EUB's definition of potential commercially recoverable bitumen to be wrong.  The Trust also believes there is, or will be, technical solutions to alleviate any risk to bitumen recovery from gas production.  PET will continue to pursue all potential avenues to preserve its production base, including revisiting some or all of this shut-in production through a EUB hearing process in 2004, pursuant to our fundamental belief that no gas production in Northeast Alberta poses a threat to ultimate commercial bitumen recovery that cannot be alleviated by technological solutions.  While it is regrettable that any production has been ordered shut-in without regard to due process, assuming all parties act reasonably GB 2003-28 limits the impact of GB 2003-16 and the Trust will work with the EUB, the Government of Alberta and all affected parties towards a comprehensive solution to this matter.  The Chairman of the EUB has convened a meeting of senior executives to discuss opportunities for ongoing collaboration on July 28, 2003.  PET plans to proactively participate in this initiative to establish a process to expedite the development of the regional geological study and advance technological solutions.

Although the Government of Alberta has not issued a formal statement regarding compensation, PET expects compensation for shut-in gas to be fair, reasonable and timely.  The Trust continues to await advice from the Province of Alberta as to its position.  The Trust will continue to consider all options to recover the economic loss to its Unitholders resulting from the shut-in of gas.

GB 2003-28 can be viewed online at the EUB's website http://www.eub.gov.ab.ca/bbs/ils/gbs/pdf/gb2003-28.pdf.

This news release contains forward-looking information.  Implicit in this information, particularly in respect of cash distributions, are assumptions regarding natural gas prices, production, royalties and expenses which, although considered reasonable by PET at the time of preparation, may prove to be incorrect.  These forward-looking statements are based on certain assumptions that involve a number of risks and uncertainties and are not guarantees of future performance.  Actual results could differ materially as a result of changes in PET's plans, changes in commodity prices, general economic, market and business conditions, changing regulatory and other requirements as well as production, development and operating performance and other risks associated with oil and gas operations.   There is no guarantee by PET that actual results achieved will be the same as those forecast herein.

Paramount Energy Trust is a natural gas-focussed Canadian energy trust.  PET's Trust Units are listed on the Toronto Stock Exchange under the symbol "PMT.UN".  Further information with respect to PET can be found at its website at www.paramountenergy.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

FOR ADDITIONAL INFORMATION, PLEASE CONTACT:

Paramount Energy Operating Corp, administrator of Paramount Energy Trust Suite 500, 630 - 4 Avenue SW, Calgary, AB T2P 0J9 Telephone: (403) 269-4400 Fax: (403) 269-6336 Email: info@paramountenergy.com

Clayton H. Riddell, Chief Executive Officer

Susan L. Riddell Rose, President and Chief Operating Officer

Cameron R. Sebastian, Vice President, Finance and CFO

Gary C. Jackson, Vice President, Land, Legal and Acquisitions